SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

December 6, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Derek Swanson, Esq.
           Mail Stop 3561

      Re:   Walker Financial Corporation (the "Company")
            Amendment No. 5 to Form SB-2
            File No. 333-122776

            Form 10-KSB for the year ended December 31, 2003
            Forms 10-QSB for the quarter ended September 30, 2004
            File No. 0-28173

Dear Mr. Swanson:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 5 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from Amendment No. 4 to the Registration Statement ("Amendment No. 4"). The Registration Statement was filed on February 11, 2005. By telephone conference on December 5, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 4 and the Form 10-QSB for the three months ended September 30, 2004 the three months ended March 31, 2005 and the three months ended June 30, 2005 (collectively, the "Quarterly Reports"), and the Form 10-KSB for the year ended December 31, 2004 (the "Annual Report", together with the Quarterly Reports, the "34 Act Reports") (Commission File No. 0-13215). Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

      The 34 Act Reports

1. The Staff requests that the Company supplementally revise certain matters pertaining to its controls and procedures disclosure to comply with Item 308(c) and that it confirm that it will comply with such item in future filings.

The Company advises the Staff that with respect to each of the Quarterly Reports, there had been no change in its internal control over financial reporting that occurred during the fiscal quarter to which each respective 34 Act Report relates that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

With respect to the Annual Report, during November 2004, the Company's independent auditors advised the Company that they identified a deficiency in internal controls, which was designated a "material weakness." The material weakness indicated that there is inadequate structure within the Company's accounting operations. The Company has no central corporate accounting department. Each subsidiary independently maintains its own books and records and all disbursements are done at the subsidiary level. This decentralizes the accounting function and limits the effectiveness of the internal control procedures to detect potential misstatements and fraudulent accounting and financial reporting. The subsidiary accounting departments do not have the sophistication to critically evaluate and implement new accounting pronouncements, such as stock based transactions for options, warrants and common stock at times are recorded improperly and require additional procedures and review and audit adjustments to be proposed by our auditors. The Company believes this material weakness resulted from continued cost cutting efforts and a failure to generate cash flows from operations, which resulted in the termination of employees during our fiscal years ended December 31, 2004 and 2003. The Company believes that sufficient compensating controls have been implemented to minimize the risks associated with this material weakness, including using an independent accountant/bookkeeper to review, compile and consolidate its financial statements on a quarterly and annual basis. Additionally, it expects to hire a chief financial officer with public company experience within the next twelve months and relieve its chief executive officer of his current chief financial officer duties.

The Company hereby confirms to the Staff that it will in the future comply with Items 307 and 308 of Regulation S-B in the preparation and filing of its periodic reports.

      Registration Statement, Item 27 Exhibits

2. The Staff requests that the Company amend the Registration Statement by filing as exhibits the documents executed in connection with the Modification Agreement entered into in September 2005.

The Company has revised the Registration Statement to include the exhibits in accordance with the Staff's comment.

3. The Staff request that the Company (i) detail the activities performed by The Vantage Group, Ltd. ("Vantage") on behalf of the Company and (ii) states the reason for the termination of its relationship with Vantage.

The Company advises the Staff that it retained Vantage due to that firm's expertise in helping public companies make strategic acquisitions and enter into partnerships and other strategic relationships. Specifically, Vantage had introduced the Company to a voluntary benefits company active in the travel industry. The Company entered into discussions with this entity respecting joint marketing efforts as well as a potential acquisition. The Company met with representatives of this entity on several occasions in addition to having numerous conference calls. These discussions did not result in any agreements. In addition, Vantage made an introduction to HRH, the 8th largest insurance agency in the United States. This introduction led to a strategic relationship with HRH of Southern California, a subsidiary of HRH, concerning the marketing of one of the insurance products the Company seeks to market. To date, the relationship has not generated any revenues.

The Company terminated its relationship with Vantage based on its determination that it involved a costly consulting contract which did not result in any material benefits to the Company.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                                   Very truly yours,


                                                   Louis A. Brilleman


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